UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): MFE – MediaForEurope N.V.

B.	(1)	This is [check one]

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

	2)	A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form F-X.

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	MFE – MediaForEurope N.V.

	Form type:	Form CB

	File Number (if known):	005-94939

	Filed by:	MFE – MediaForEurope N.V.

	Date Filed (if filed concurrently, so indicate):	March 31, 2025 (filed concurrently with Form CB)

D.	The Filer is incorporated or organized under the laws of the Netherlands and has its principal place of business at:

Viale Europa 46 Cologno Monzese 20093 Milan, Italy Telephone: +39 02 2514 9588

E.	The Filer designates and appoints CT Corporation System (“Agent”), located at:

28 Liberty Street New York, New York 10005 (212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)            any investigation or administrative proceeding conducted by the Commission; and

(b)            any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on March 27, 2025 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

Each person filing this Form in connection with:

(a)   the use of Form F-10, or 40-F or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b)   the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c)    its status as trustee with respect to securities registered on Form F-7, F-8, F-10, F-80 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d)   the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milan, Country of Italy, on this 27 day of March 2025.

MFE – MEDIAFOREUROPE N.V. (Filer)

By:	/s/ Marco Giordani
	Name:	Marco Giordani
	Title:	Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

C T CORPORATION SYSTEM (Agent for Service)

By:	/s/ Brian LeFevre
	Name:	Brian LeFevre
	Title: Dated:	Assistant Secretary March 27, 2025

MEDIAFOREUROPE N.V. CERTIFICATE

I, Pasquale Straziota, General Counsel of MFE – MediaForEurope N.V. (“MFE”), do hereby certify that the following resolution of MFE is a true copy of a resolution duly passed by the Board of Directors of MFE at a meeting duly called and held on the 26 day of March 2025 and that the said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

The Board resolved to approve, and to the extent necessary and applicable, to ratify, the terms and conditions of the operations contemplated by, including, for the documents to which it is a party, the entry into, the execution, signing, delivery of and due performance by the Company of its obligations under each of the following documents (the “Offer-Related Documents”) and actions:

[…]

(a)	the informational documents under U.S. law for the exemption under U.S. Rule 802 (including (but not limited to) Form CB, Form F-X); and

(b)	all other notes, agreements, letters, notices, announcements, relevant information notices, inside information, requests, certificates, acknowledgments, instructions, authorisations, receipts, filings, releases, waivers, proxies and other documents or further actions as may, in the sole opinion and absolute discretion of the Board be considered lawful, necessary or simply useful in direct or indirect connection with the above Offer-Related Documents and the Contemplated Offer (the “Ancillary Documents”).

Finally, the Board considered and approved that:

(1)	to the extent that any act was performed by the Company or any resolution was passed by the Board relating to any matter contemplated by or ancillary to the foregoing resolutions prior to the date hereof, such act or resolution is approved, confirmed and ratified in all respects;

(2)	the Chief Executive Officer and the Chief Financial Officer are individually authorised and directed to amend, finalise and execute such documentation or waive offer conditions on behalf of the Company as such person deems necessary or appropriate and to take or cause to be taken all such further actions as in such person’s judgment are necessary, appropriate or advisable in order to carry out fully the intent and purposes of the foregoing resolutions; and

(3)	the Company grants a power of attorney to each of the persons referred to under point (2) above to perform on the Company's behalf any act by the Company relating to the Contemplated Offer and/or any other matter contemplated by or ancillary to the foregoing resolutions.

This power of attorney is subject to each attorney-in-fact's right to indemnification for all acts performed thereunder.

Each attorney-in-fact under such power of attorney may also act as one or more counterparties of the Company, or as an attorney-in-fact thereof.

The relationship under such power of attorney is governed exclusively by the laws of the Netherlands.

[…]

IN WITNESS WHEREOF, I have hereunto subscribed my name on this 27 day of March 2025.

By:	/s/ Pasquale Straziota
	Name:	Pasquale Straziota
	Title:	General Counsel